PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-133007 Dated January 29, 2008

Performance Securities with Partial Protection
Linked to a Global Index Basket

Strategic Alternatives to Indexing
HSBC USA Inc. $7,730,560 Securities linked to a Global Index Basket due January 31, 2012
Investment Description

These Performance Securities with Partial Protection Linked to a Global Index Basket are notes issued by HSBC USA Inc., which we refer to as the “securities”. The securities are designed to provide exposure to potential appreciation in a weighted basket of global equity indices as well as protection at maturity of 20% of your invested principal. Partial principal protected investments can help reduce portfolio risk. The partial principal protection feature only applies at maturity. The amount you receive at maturity will be based on the percentage change from the level of the weighted basket of global equity indices on the trade date to the level of the same weighted basket of global equity indices on the final valuation date (the “basket return”). If the basket return is positive, for each security, you will receive an amount in cash equal to the sum of (a) the principal amount of your security plus (b) the product of (i) the principal amount of your security multiplied by (ii) the basket return multiplied by the participation rate. If the basket return is between 0% and -20%, inclusive, for each security, you will receive the principal amount of your security at maturity. If the basket return is less than -20%, for each security, you will lose one percent of the principal amount of your security for each percentage point that the basket return is below -20%. Investing in the securities involves significant risks. You may lose up to 80% of your initial investment if the basket return is negative.

Features

❑
Enhanced Growth Potential: The securities provide the opportunity to receive enhanced returns by multiplying the positive basket return, if any, by the participation rate of 102.50%. The securities are not capped by a maximum gain.

❑	Partial Protection of Principal: At maturity, for each security, investors will receive a cash payment equal to at least 20% of the principal amount of the security.
❑	Diversification: Investors can diversify their portfolios because the securities are linked to a weighted basket of global equity indices.
❑	No Current Income: There will be no interest payments on the securities during the term of the securities.

Key Dates

Trade Date	January 28, 2008
Settlement Date	January 31, 2008
Final Valuation Date	January 26, 2012
Maturity Date	January 31, 2012

Security Offerings

We are offering Performance Securities with Partial Protection Linked to a Global Index Basket. The securities are linked to a weighted basket of indices, which we refer to as the “basket”, consisting of the S&P 500® (ticker: SPX), the Dow Jones EURO STOXX 50® Index (ticker: SX5E), and the Nikkei 225® Index (ticker: NKY), each of which we refer to as a “basket index” and collectively as the “basket indices”. The securities are not subject to a predetermined maximum gain and, accordingly, any return on the securities at maturity will be dependent upon the positive percentage change from the level of the basket on the trade date to the level of the basket on the final valuation date. The securities are offered at a minimum investment of $1,000.

See “Additional Information about HSBC USA Inc. and the Securities” on page 2. The securities offered will have the terms specified in the accompanying base prospectus dated April 5, 2006, the accompanying prospectus supplement dated October 12, 2007, the accompanying prospectus addendum dated December 12, 2007, and the terms set forth herein. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement for risks related to the securities and the basket indices. The securities do not guarantee any return of the principal amount of the securities in excess of 20% of your initial investment. A basket return of less than -20% at maturity will result in a loss of principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus, prospectus supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The securities will not be listed on any U.S. securities exchange or quotation system. See “Supplemental Plan of Distribution” on page 14 for distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	$10.00	$0.275	$9.725
Total	$7,730,560.00	$212,590.40	$7,517,969.60

CALCULATION OF REGISTRATION FEE
TITLE OF CLASS OF SECURITIES OFFERED	MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE (1)
Performance Securities with Partial Protection Linked to a Global Index Basket due January 31, 2012	$7,730,560.00	$303.81
(1) Calculated in accordance with Rule 457(r) of the securities act of 1933, as amended.

UBS Financial Services Inc.	HSBC USA Inc.

Additional Information about HSBC USA Inc. and the Securities

This pricing supplement relates to one securities offering linked to the basket identified on the cover page. The basket used in this pricing supplement is a reference asset defined in the prospectus supplement, and these securities being offered are notes for purposes of the prospectus supplement. The purchaser of a security will acquire a security linked to a basket of three global equity indices. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the securities offering relates to the basket identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the basket, any basket index or any stock or stocks comprised of any basket index, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, and the prospectus addendum dated December 12, 2007. You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 5 of this pricing supplement and in “Risk Factors” beginning on page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus supplement, prospectus addendum and prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and prospectus addendum in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Prospectus dated April 5, 2006:

www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

♦	Prospectus supplement dated October 12, 2007:

www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

♦	Prospectus addendum dated December 12, 2007:

www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc. References to the “prospectus supplement” mean the prospectus supplement dated October 12, 2007 and the prospectus addendum dated December 12, 2007, and references to “accompanying prospectus” mean the HSBC USA Inc. prospectus, dated April 5, 2006.

Investor Suitability
The securities may be suitable for you if:
♦    You believe the basket will appreciate over the term of the securities.
♦    You seek an investment with (i) exposure to and (ii) an enhanced return linked to the performance of the basket of U.S., European and Japanese equity indices.
♦    You are willing to expose 80% of your invested principal to the full downside performance of the basket.
♦    You are willing to forgo dividends paid on the stocks included in the basket indices in exchange for (i) enhanced exposure to any potential positive performance of the basket and (ii) partial principal protection of 20%.
♦    You are willing to hold the securities to maturity and are not seeking an investment for which there is an active secondary market.
♦    You do not seek current income from this investment.
♦    You do not want exposure to local currency associated with the underlying equity indices.
♦    You are willing to invest in the securities based on the participation rate of 102.50%.

The securities may not be suitable for you if:
♦    You do not believe the basket will appreciate over the term of the securities.
♦    You do not seek an investment with exposure to equity securities listed on exchanges in the United States, Japan and the Eurozone.
♦    You are unable or unwilling to hold the securities to maturity.
♦    You seek an investment that is 100% principal protected.
♦    You seek an investment for which there is an active secondary market.
♦    You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments that have comparable maturities and are issued by us or issuers with comparable credit ratings.
♦    You seek current income from this investment.
♦    You seek local currency exposure associated with the underlying equity indices.
♦    You prefer to receive dividends paid on the stocks included in the basket indices.
♦    You prefer investments that provides a participation rate of greater than 102.50%.

The suitability considerations identified above are not exhaustive. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the securities in light of your particular circumstances.

Final Terms

Issuer	HSBC USA Inc. (Aa3/AA-)[1]
Principal Amount	$10.00 per security
Term	4 years
Basket
The securities are linked to a weighted basket consisting of the S&P 500® Index (ticker: SPX), the Dow Jones EURO STOXX 50® Index (ticker: SX5E), and the Nikkei 225® Index (ticker: NKY), each of which we refer to as a basket index, or collectively, as the basket indices.

Basket Weightings	With respect to: the S&P 500® Index, 33.34%; the Dow Jones EURO STOXX 50® Index, 33.33%; the Nikkei 225® Index, 33.33%
Protection Percentage	20.00%
Participation Rate	102.50%
Payment at Maturity (per $10.00)
If the basket return is positive, for each security, you will receive:

$10.00 + [$10.00 x (basket return x participation rate)]

If the basket return is between 0% and -20%, inclusive, for each security, you will receive the principal amount of your security at maturity.
If the basket return is less than -20%, for each security, you will receive:

$10.00 + [$10.00 x (basket return + the protection percentage)]

For each security, if the basket return is less than -20%, you could lose up to $8.00 per $10.00 invested.

Basket Return	basket ending level - basket starting level baket starting level
Basket Starting Level	Set equal to 100 on the trade date.
Basket Ending Level
The basket closing level on the final valuation date.
On the final valuation date, the basket closing level will be calculated as follows:
100 x [1 + (SPX return x 33.34%) + (SX5E return x 33.33%) + (NKY return x 33.33%)], where the return for each basket index is the index performance of the respective basket index.

Index Performance	With respect to each basket index, the percentage change from the respective starting index closing level to the respective final index closing level.
Starting Index Closing Level
With respect to:
the S&P 500® Index, 1,353.97;
the Dow Jones EURO STOXX 50® Index, 3,765.41;
the Nikkei 225® Index, 13,087.91, in each case representing the official closing level of the applicable basket index on the trade date, as determined by the calculation agent.

Final Index Closing Level	With respect to a basket index, the official closing level for such basket index on the final valuation date, as determined by the calculation agent.
CUSIP / ISIN	40428H672 / US40428H6725

Determining Payment at Maturity

If the basket return is lower than -20%, you will lose 1% of the principal amount of your securities for every 1% that the basket return is below -20%. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10.00 + [$10.00 x (basket return +
the protection percentage)]

As such, you could lose up to 80% of the principal amount of each of your securities depending on how much the basket declines.
_____________________
1 HSBC USA Inc. is rated Aa3 by Moody’s and AA- by Standard & Poor’s. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the securities is dependent upon factors in addition to our ability to pay our obligations under the securities, such as the trading level of each basket index, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the securities.

Certain U.S. Federal Income Tax Considerations

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the securities. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities. Under one reasonable approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the securities consistent with this approach and pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

If one or more of the entities included in the indices are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Internal Revenue Code (the “Code”), it is possible that the securities will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities could be treated as ordinary income and subject to an interest charge. Prospective investors in the securities should consult the offering documents for the entities included in the indices and their tax advisors as to the possibility that one or more of the entities included in the indices is treated as a REIT, a partnership or trust, or a PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, and section 1260 applies to their securities.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatment described above. For example, the securities could be treated as debt instruments that are “contingent payment debt instruments” for federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts” in the prospectus supplement.

Recently, the Internal Revenue Service ("IRS") and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which would include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the securities prior to the receipt of payments under the securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the securities could be subject to U.S. withholding tax in respect of the securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are provided for illustration purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the basket and each basket index relative to their respective starting levels. We cannot predict the final index closing level of each basket index on any final valuation date and, thus, the basket closing level on the last final valuation date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of each basket index and the basket. The numbers appearing in the examples below have been rounded for ease of analysis.

The following scenario analysis and examples assume a participation rate of 102.50% and a range of basket returns from +50% to -50%.

The following hypothetical examples illustrate payment at maturity for a $10.00 investment in the securities:

Example 1— The level of the basket increases from a basket starting level of 100 to a basket ending level of 110. The basket return is therefore positive and calculated as follows:

(110-100)/100 = 10.00%

Because the basket return is equal to 10.00%, for each security, the payment at maturity is equal to $11.03 per $10.00 principal amount of securities calculated as follows:

$10.00 + [$10.00 x (10.00% x 102.50%)] = $11.03

Example 2— The level of the basket decreases from a basket starting level of 100 to a basket ending level of 90. The basket return is therefore negative and calculated as follows:

(90-100)/100 = -10.00%

Because the basket return is equal to -10.00%, which is in the principal protection range of 0% to -20%, for each security, the payment at maturity is equal to $10.00 per $10.00 principal amount of securities.

Example 3— The level of the basket decreases from a basket starting level of 100 to a basket ending level of 70. The basket return is therefore negative and calculated as follows:

(70-100)/100 = -30.00%

Because the basket return is equal to -30.00%, which is lower than the -20% protection percentage, for each security, the investor will lose 1% percent of the principal amount of the security for each 1% that the basket return is below -20% and the payment at maturity is equal to $9.00 per $10.00 principal amount of the security calculated as follows:

$10.00 + [$10.00 x (-30.00% + 20.00%)] = $9.00

Key Risks

An investment in the securities involves significant risks. Some of the risks that apply to the securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the securities generally in the “Risk Factors” section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

♦
Partial Principal Protection Only Applies if You Hold the Securities to Maturity - You should be willing to hold your securities to maturity. The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the securities, even in cases where the basket has appreciated since the trade date.

♦
The Securities are Not Fully Principal Protected and You May Lose Up to 80% of Your Initial Investment - The securities are not fully principal protected. The securities differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the basket return is below -20%. In that event, you will lose 1% of the original principal amount for each percentage point that the basket return is below -20%. Accordingly, you may lose up to 80% of your initial investment in the securities.

♦
Changes in the Level of the Basket Indices May Offset Each Other - The securities are linked to a weighted basket composed of the basket indices. At a time when the level of one or more basket indices increases, the level of the other basket index or indices may not increase as much or may even decline. Therefore, in calculating the basket ending level, increases in the level of one or more of the basket indices may be moderated, or offset, by lesser increases or declines in the level of the other basket index or indices. In addition, because the participation rate may be less than 100%, your return on the securities may not reflect the full positive performance, if any, of the basket over the term of the securities.

♦
Lack of Liquidity - The securities will not be listed on any securities exchange or quotation system. We intend to offer to purchase the securities in the secondary market but are not required to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which we are willing to buy the securities.

♦
Uncertain Tax Treatment - You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the securities. There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain, as to both the timing and character of any inclusion in income in respect of the securities. Under one reasonable approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the securities consistent with this approach and pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts” in the prospectus supplement and the prospectus addendum dated December 12, 2007 for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts. Certain of the entities included in the indices could be treated as a "real estate investment trust" ("REIT"), partnership, trust, or "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, in which case it is possible that the securities will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities could be treated as ordinary income and subject to an interest charge. Because of the uncertainty regarding the tax treatment of the securities, we urge you to consult your tax advisor as to the tax consequences of your investment in a security. For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under “Certain U.S. Federal Income Tax Considerations.”

Recently, the Internal Revenue Service ("IRS") and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which would include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the securities prior to the receipt of payments under the securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the securities could be subject to U.S. withholding tax in respect of the securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the securities.

♦
Potential Conflict of Interest - HSBC and its affiliates may engage in business with the reference sponsors or the issuers of the stocks comprising the basket indices, which may present a conflict between the obligations of HSBC and you, as a holder of the securities. Moreover, because the calculation agent could be us or one of our affiliates, the calculation agent may have economic interests that are adverse to the interests of security holders. The calculation agent, which may be us or one of our affiliates, will determine the basket ending level and payment at maturity based on observed level of the basket on the final valuation date. The calculation agent can also postpone the determination of the basket ending level or the final valuation date if a market disruption event occurs and is continuing with respect to any basket index on the final valuation date.

♦
Potentially Inconsistent Research, Opinions or Recommendations by HSBC - HSBC and its affiliates may publish research, express opinions or provide recommendations relating to stocks comprising any basket index, issuers of stocks comprising any basket index or any basket index, that are inconsistent with investing in or holding any offering of the securities. Any such research, opinions or recommendations could negatively affect the value of the basket or the stocks included in the basket indices, and therefore, the market value of the securities.

♦	Credit of Issuer - An investment in the securities is subject to the credit risk of HSBC, and the actual and perceived creditworthiness of HSBC may affect the market value of the securities.

♦
No Interest or Dividend Payments or Voting Rights - As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of stocks included in the basket indices would have.

Risks specific to an investment in the securities linked to the Dow Jones EURO STOXX® Index and the Nikkei 225® Index.

♦
The Basket Return for the Securities Will Not be Adjusted for Changes in Exchange Rates - While the stocks included in the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are denominated in currencies other than the U.S. dollar, the basket return for the securities will not be adjusted for changes in exchange rates. Therefore, if the currencies in which the stocks included in the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are denominated appreciate or depreciate relative to the U.S. dollar over the term of the securities, you will not receive any additional payment or incur any reduction in payment at maturity.

♦
Non-U.S. Securities Markets Risks - The stocks included in the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are issued by companies publicly traded in countries other than the United States. Because of the global nature of these issuers, investments in securities partially linked to the value of these equity securities involve particular risks. For example, non-U.S. securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the issuers of stocks included in the Dow Jones EURO STOXX 50® Index and Nikkei® 225 Index will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of the stocks included in the Dow Jones EURO STOXX 50® Index and Nikkei® 225 Index may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Market Disruption Event

If the final valuation date is not a scheduled trading day (as defined below) for a basket index, then the final valuation date for that basket index will be the next scheduled trading day. If a market disruption event (as defined below) exists for a basket index on the final valuation date, then the final valuation date for that basket index will be the next scheduled trading day for which there is no market disruption event with respect to such basket index. If a market disruption event exists for a basket index on eight consecutive scheduled trading days, then that eighth scheduled trading day will be the final valuation date for such basket index, and the final index closing level of such basket index will be determined by means of the formula for and method of calculating such basket index which applied just prior to the market disruption event, using the relevant exchange traded or quoted price of each security in such basket index (or a good faith estimate of the value of a security which is itself the subject of a market disruption event). Determination of a final valuation date will be made separately for each basket index. For the avoidance of doubt, if no market disruption event exists with respect to a basket index on the final valuation date, the determination of such basket index’s final index closing level will be made on the originally scheduled final valuation date, irrespective of the existence of a market disruption event with respect to one or more of the other basket indices. If the final valuation date for any basket index is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date for that basket index. No interest will be payable because of the postponement.

“Market disruption event” for a basket index means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which we determine is material:

(a) the occurrence or existence of a condition specified below at any time:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to any security included in any basket index or (B) in futures or options contracts relating to any basket index on any related exchange; or

(ii) any event (other than any event described in (b) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any security included in any basket index or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to any basket index on any relevant related exchange; or

(b) the closure on any scheduled trading day of any relevant exchange relating to any security included in any basket index or any related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

“Related exchange” for a basket index means each exchange or quotation system on which futures or options contracts relating to the basket index are traded, or any successor or temporary substitute for such exchange or quotation system (provided we have determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange).

“Relevant exchange” for a basket index means any exchange on which securities then included in such basket index trade.

“Scheduled closing time” means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” for a basket index means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for each security then included in that basket index.

Hypothetical Historical Basket Performance

The graph below illustrates the hypothetical historical performance of the basket from January 1, 1997 to January 28, 2008, as if the basket starting level were 100 on January 28, 2008. Hypothetical historical levels of the basket should not be taken as an indication of future performance.

BASKET INDEX INFORMATION

The S&P 500® Index (“SPX”)

We have derived all information relating to the SPX, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the SPX at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the SPX. You should make your own investigation into the SPX.

S&P publishes the SPX.

The SPX is capitalization weighted and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of January 28, 2008, 424 companies, or 84.8% of the SPX, traded on the New York Stock Exchange and 76 companies, or 15.2% of the SPX, traded on The NASDAQ Stock Market. S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange (the “NYSE”), which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX with the number of companies included in each group, as of January 28, 2008, indicated in parentheses: Consumer Discretionary (87); Consumer Staples (39); Energy (36); Financials (92); Health Care (51); Industrials (56); Information Technology (71); Materials (28); Telecommunications Services (9); and Utilities (31). Changes in the SPX are reported daily in the financial pages of many major newspapers, on the Bloomberg Financial Service under the symbol “SPX” and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. The SPX does not reflect the payment of dividends on the stocks included in the SPX.

Computation of the SPX

S&P currently computes the SPX as of a particular time as follows:

(i)	the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the “market value” of that stock);

(ii)	the market values of all component stocks as of that time are aggregated;

(iii)	the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

(v)	the current aggregate market value of all component stocks is divided by the base value; and

(vi)	the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the SPX.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

•	the issuance of stock dividends,

•	the granting to shareholders of rights to purchase additional shares of stock,

•	the purchase of shares by employees pursuant to employee benefit plans,

•	consolidations and acquisitions,

•	the granting to shareholders of rights to purchase other securities of the company,

•	the substitution by S&P of particular component stocks in the SPX, and

•	other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value X New Market Value = New Base Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the SPX.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the SPX and an SPX component’s market value.

License Agreement with Standard & Poor’s (“S&P”):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the securities.

The securities are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the S&P 500® to track general stock market performance. S&P’s only relationship to HSBC (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the securities. S&P has no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the securities, prices at which the securities are to initially be sold, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the securities.

The graphs below illustrate the performance of the SPX from 1/1/97 to 1/28/08 as reported on Bloomberg L.P. The historical levels of the SPX should not be taken as an indication of future performance.

The SPX closing level on January 28, 2008 was 1,353.97.

The Dow Jones EURO STOXX 50® Index (the “SX5E”)

We have derived all information relating to the SX5E, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by STOXX Limited. STOXX Limited is under no obligation to continue to publish, and may discontinue or suspend the publication of the SX5E at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the SX5E. You should make your own investigation into the SX5E.

The SX5E was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Group. Publication of the SX5E began on February 28, 1998, based on an initial SX5E value of 1,000 at December 31, 1991. The SX5E is reported daily in the financial pages of many major newspapers, on the Bloomberg Financial Service under the symbol “SX5E” and on the STOXX Limited website: http://www.stoxx.com. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

The SX5E is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXXSM Index, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard. The composition of the SX5E is reviewed annually in September, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the Dow Jones EURO STOXXSM Index.

SX5E Computation

The SX5E is calculated with the “Laspeyres formula”, which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the SX5E value can be expressed as follows:

Each component’s weight is capped at 10% of the SX5E’s total free-float market capitalization. Weights are reviewed quarterly. Within each of the SX5E market sector indices, the component stocks are ranked by free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding SX5E market sector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Any remaining stocks that are current SX5E components are added to the selection list. The stocks on the selection list are ranked by free-float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components. Any remaining current components of the SX5E ranked between 41 and 60 are added as index components. If the component number is still below 50, then the largest stocks on the selection list are added until the index contains 50 stocks. The divisor of the aforementioned formula is adjusted to maintain the continuity of the SX5E value across changes due to corporate actions such as the issuance of dividends, the occurrence of stock splits, stock repurchase by the issuer and other reasons.

License Agreement with STOXX Limited:

STOXX Limited and Dow Jones have no relationship to HSBC, other than the licensing of the Dow Jones EURO STOXX 50® and the related trademarks for use in connection with the securities.

STOXX Limited and Dow Jones do not:

•	Sponsor, endorse, sell or promote the securities.

•	Recommend that any person invest in the securities or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the securities.

•	Have any responsibility or liability for the administration, management or marketing of the securities.

•	Consider the needs of the securities or the owners of the securities in determining, composing or calculating the Dow Jones EURO STOXX 50® or have any obligation to do so.

STOXX Limited and Dow Jones will not have any liability in connection with the securities. Specifically,

•	STOXX Limited and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

•
The results to be obtained by the securities, the owner of the securities or any other person in connection with the use of the Dow Jones EURO STOXX 50® and the data included in the Dow Jones EURO STOXX 50®;

•	The accuracy or completeness of the Dow Jones EURO STOXX 50® and its data;

•	The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50® and its data;

•	STOXX Limited and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50® and its data;

•
Under no circumstances will STOXX Limited or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or Dow Jones knows that they might occur.

The licensing agreement between STOXX Limited and us is solely for their benefit and not for the benefit of the owners of the securities or any other third parties.

THE DOW JONES EURO STOXX 50® INDEX IS PROPRIETARY AND COPYRIGHTED MATERIAL. THE DOW JONES EURO STOXX 50® INDEX AND THE RELATED TRADEMARKS HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY HSBC. NEITHER STOXX LIMITED NOR DOW JONES & COMPANY, INC. SPONSORS, ENDORSES OR PROMOTES THE SECURITIES BASED ON THE DOW JONES EURO STOXX 50® INDEX.

The graphs below illustrate the performance of the SX5E from 1/1/97 to 1/28/08 as reported on Bloomberg L.P. The historical levels of the EURO STOXX Index should not be taken as an indication of future performance.

The SX5E closing level on January 28, 2008 was 3,765.41.

The Nikkei 225® Index (“NKY”)

We have derived all information relating to the NKY, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by Nihon Keizai Shimbun (“NKS”). NKS has no obligation to continue to publish, and may discontinue publication of, the NKY. We do not assume any responsibility for the accuracy or completeness of any information relating to the NKY. You should make your own investigation into the NKY.

The NKY is calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. NKS first calculated and published the NKY in 1970. The NKY currently is based on 225 underlying stocks (the “Nikkei underlying stocks”) trading on the Tokyo Stock Exchange (the “TSE”) representing a broad cross-section of Japanese industries. All 225 Nikkei underlying stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. NKS rules require that the 75 most liquid issues (one-third of the component count of the NKY) be included in the NKY.

The 225 companies included in the NKY are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

- Technology - Pharmaceuticals, Electric Machinery, Automobiles, Precision Machinery, Telecommunications;

- Financials - Banks, Miscellaneous Finance, Securities, Insurance;

- Consumer Goods - Marine Products, Food, Retail, Services;

- Materials - Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading House;

- Capital Goods/Others - Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and

- Transportation and Utilities - Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

The NKY is a modified, price-weighted index (i.e., a Nikkei underlying stock’s weight in the index is based on its price per share rather than the total market capitalization of the issuer) that is calculated by (i) multiplying the per-share price of each Nikkei underlying stock by the corresponding weighting factor for such Nikkei underlying stock (a “weight factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “divisor”). The divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened. The divisor was 24.336 as of January 28, 2008 and is subject to periodic adjustments as set forth below. Each weight factor is computed by dividing ¥50 by the par value of the relevant Nikkei underlying stock, so that the share price of each Nikkei underlying stock, when multiplied by its weight factor, corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the NKY are those reported by a primary market for the Nikkei underlying stocks (currently the TSE). The level of the NKY is calculated once per minute during TSE trading hours.

In order to maintain continuity in the NKY in the event of certain changes due to non-market factors affecting the Nikkei underlying stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the divisor used in calculating the NKY is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the NKY. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Nikkei underlying stock, the divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable weight factor and divided by the new divisor (i.e., the level of the NKY immediately after such change) will equal the level of the NKY immediately prior to the change.

A Nikkei underlying stock may be deleted or added by NKS. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei underlying stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the “Seiri−Post” because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, a component stock transferred to the “Kanri−Post” (Posts for stocks under supervision) is in principle a candidate for deletion. Nikkei underlying stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by NKS. Upon deletion of a stock from the Nikkei underlying stocks, NKS will select a replacement for such deleted Nikkei underlying stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Nikkei underlying stocks. In such a case, an existing underlying stock with low trading volume and deemed not to be representative of a market will be deleted by NKS.

A list of the issuers of the Nikkei underlying stocks constituting the NKY is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by NKS.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the final level of the NKY on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter orders and balance supply and demand for the stock. The TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the NKY may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the NKY, and these limitations, in turn, may adversely affect the value of the securities.

License Agreement with NKS:

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by NKS in connection with some securities, including these securities. The copyrights on “Nikkei 225” and the intellectual property rights and any other rights relating to labels such as “Nikkei” and “Nikkei 225” all belong to NKS. NKS may change the content of “Nikkei 225” and suspend publication thereof. The responsibility for executing the business matters pursuant to the licensing agreement shall rest solely with us and NKS shall not have any obligation or responsibility therefore.

The accompanying graph illustrates the performance of the NKY from 1/1/97 to 1/28/08 as reported on Bloomberg L.P. The historical levels of the NKY should not be taken as an indication of future performance.

The NKY closing level on January 28, 2008 was 13,087.91.

Discontinuance or Modification of Any Basket Index

If a reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the applicable basket index on any day on which that basket index is scheduled to be published and such reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the basket index for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists.

If a basket index is discontinued or if a reference sponsor fails to publish the applicable basket index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the applicable index level using the same general methodology previously used by such reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the basket index or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the securities.

If at any time the method of calculating any basket index or a successor index, or the value thereof, is changed in a material respect, or if a basket index or a successor index is in any other way modified so that, in the determination of the calculation agent, the value of that index does not fairly represent the value of such basket index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a value comparable to the value that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating a basket index or a successor index is modified so that the value of that index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of such basket index or the successor index as if it had not been modified.

Upon any discontinuance or modification of any basket index, the calculation agent will furnish written notice to us and holders of the securities.

Notwithstanding these alternative arrangements, discontinuance of the publication of any basket index may adversely affect the value of, and trading in, the securities.

“Reference sponsor” means:

•	with respect to the SPX, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.;

•	with respect to the SX5E, STOXX Limited; and

•	with respect to the NKY, Nihon Keizai Shimbun, Inc.

Events of Default and Acceleration

If the calculation agent determines that the securities have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the securities, the calculation agent will determine the accelerated the payment at maturity due and payable in the same general manner as described in “Payment at Maturity” in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated basket return. If a market disruption event exists with respect to a basket index on that scheduled trading day, then the accelerated final valuation date for that basket index will be postponed for up to eight scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

Certain ERISA Considerations

See “Certain ERISA Considerations” in the prospectus supplement.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. (the “Agent”), and the Agent has agreed to purchase, all of the securities at the price indicated on the cover of this pricing supplement, which will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the securities. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.